UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

OCTOBER 31, 2012

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

FINANCIAL REPORT FOR THE PERIOD 1 JANUARY 2012 TO 30 SEPTEMBER 2012

31 October 2012

Novo Nordisk increased operating profit by 34% in the first nine months of 2012

Sales grew 18% driven by Victoza®, NovoRapid® and Levemir®

•	Sales grew 18% to 57.1 billion in Danish kroner and by 11% in local currencies.
	–	Sales of modern insulins increased by 21% (14% in local currencies).
	–	Sales of Victoza® increased by 74% (64% in local currencies).
	–	Sales in North America increased by 30% (19% in local currencies).
	–	Sales in International Operations increased by 19% (16% in local currencies).
•	Reported gross margin improved by 1.5 percentage points to 81.9%.
•	Reported operating profit increased by 34% to DKK 21,902 million. Measured in local currencies, operating profit increased by 21%.
•	Net profit increased by 26% to DKK 15,677 million. Earnings per share (diluted) increased by 31% to DKK 28.32.
•	The regulatory process for the new generation insulins, with the intended brand names Tresiba® and Ryzodeg®, continues to progress in the major markets. In Japan, Tresiba® has now been approved and in Europe, CHMP has issued positive opinions for Tresiba® and Ryzodeg®. In the US, the FDA has disclosed that the Advisory Committee meeting to discuss the new drug applications on 8 November 2012 will focus on the benefits associated with a lower risk of hypoglycaemia and the cardiovascular risk profiles of the two products.

•	For 2012, sales growth measured in local currencies is now expected to be 10-12% (previously 9-12%), and operating profit growth measured in local currencies is now expected to be 16-18% (previously around 15%).

•	The preliminary outlook for 2013 indicates high single-digit sales and operating profit growth, both measured in local currencies. The outlook includes an expected positive sales contribution from Tresiba®, primarily in the US, EU and Japan, countered by an impact from the challenging operating environment in major markets. In addition, the outlook for operating profit reflects significant costs related to the expected launch of Tresiba®.

Lars Rebien Sørensen, president and CEO: “Continued strong sales of our modern insulins and Victoza® have led to a robust financial performance in the first nine months of 2012. The approval of Tresiba® in Japan and the positive CHMP opinions in Europe for Tresiba® and Ryzodeg® constitute two significant milestones in the process of bringing this new generation of insulin to the market.”

Company announcement No 70 / 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2012
The present unaudited consolidated financial statements for the first nine months of 2012 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as applied in the Annual Report 2011 of Novo Nordisk. Furthermore, the financial report, including the consolidated financial statements for the first nine months of 2012 and management’s review, has been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations endorsed by the EU effective for the accounting period beginning on 1 January 2012. Adoption of these standards and interpretations has not had a significant impact on the consolidated financial statements for the first nine months of 2012.

Amounts in DKK million, except number of shares, earnings per share and full-time employees.

PROFIT AND LOSS	9M 2012	9M 2011	% change
			9M 2011
			to 9M 2012

Sales	57,064	48,226	18%

Gross profit	46,752	38,759	21%
Gross margin	81.9%	80.4%

Sales and distribution costs	15,352	13,617	13%
Percentage of sales	26.9%	28.2%

Research and development costs	7,687	6,876	12%
Percentage of sales	13.5%	14.3%

Administrative expenses	2,321	2,322	(0%	)
Percentage of sales	4.1%	4.8%

Licence fees and other operating income	510	349	46%

Operating profit	21,902	16,293	34%
Operating margin	38.4%	33.8%

Net financials	(1,543)	(179)	762%

Profit before income taxes	20,359	16,114	26%

Net profit	15,677	12,408	26%
Net profit margin	27.5%	25.7%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	1,938	2,045	(5%	)
Capital expenditure	2,313	1,821	27%

Net cash generated from operating activities	20,700	17,393	19%
Free cash flow	18,237	15,361	19%

Total assets	66,620	62,013	7%
Equity	35,660	35,428	1%
Equity ratio	53.5%	57.1%

Average number of shares outstanding (million) - diluted
	553.5	572.9	(3%	)
Diluted earnings per share / ADR (in DKK)	28.32	21.66	31%

Full-time employees at the end of the period	33,501	32,016	5%

Company announcement No 70 / 2012	Page 2 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

SALES DEVELOPMENT
Sales increased by 18% in Danish kroner and by 11% measured in local currencies compared to the first nine months of 2011. North America was the main contributor to growth with 64% share of growth measured in local currencies, followed by International Operations and Region China, contributing 20% and 11%, respectively. The majority of growth originated from the modern insulins and Victoza®. Sales growth was negatively impacted by around 1.5 percentage points due to healthcare and pricing reforms in several European markets, the US, China and International Operations.

	Sales 9M 2012 DKK million	Growth as reported	Growth in local currencies		Share of growth in local currencies

The diabetes care segment
Modern insulins	25,359	21%	14%		54%
- NovoRapid ®	11,400	23%	15%		26%
- NovoMix ®	6,862	13%	7%		7%
- Levemir ®	7,097	28%	21%		21%
Human insulins	8,293	4%	(2%	)	(3%	)
Protein-related products	1,890	9%	2%		1%
Victoza®	6,786	74%	64%		45%
Oral antidiabetic products	2,088	8%	1%		0%

Diabetes care total	44,416	22%	15%		97%

The biopharmaceuticals segment
NovoSeven®	6,513	5%	(1%	)	(1%	)
Norditropin®	4,237	14%	8%		5%
Other products	1,898	3%	(3%	)	(1%	)

Biopharmaceuticals total	12,648	8%	1%		3%

Total sales	57,064	18%	11%		100%

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from August 2012 and August 2011 provided by the independent data provider IMS Health.

DIABETES CARE SALES DEVELOPMENT
Sales of diabetes care products increased by 22% measured in Danish kroner to DKK 44,416 million and by 15% in local currencies. Novo Nordisk is the world leader in diabetes care and now holds a global value market share of 25% compared to 24% at the same point in time last year.

Modern insulins, human insulins and protein-related products
Sales of modern insulins, human insulins and protein-related products increased by 16% in Danish kroner to DKK 35,542 million and by 9% measured in local currencies, with North America, International Operations and Region China having the highest growth rates. Novo Nordisk is the global leader with 49% of the total insulin market and 46% of the modern insulin market.

Company announcement No 70 / 2012	Page 3 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

Sales of modern insulins increased by 21% in Danish kroner to DKK 25,359 million and by 14% in local currencies. North America accounted for more than half of the growth, followed by International Operations and Region China. Sales of modern insulins now constitute 75% of Novo Nordisk’s sales of insulin.

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of modern insulin market

	August 2012	August 2011	August 2012	August 2011

Global	49%	50%	46%	46%
USA	41%	41%	38%	36%
Europe	51%	52%	50%	50%
International Operations*	58%	58%	55%	56%
Japan	56%	60%	51%	54%
China**	61%	62%	66%	68%

Source: IMS, August 2012 data. *: Data for 12 selected markets representing approximately 60% of diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America
Sales of modern insulins, human insulins and protein-related products in North America increased by 28% in Danish kroner and by 17% in local currencies. This reflects a continued solid market penetration of the modern insulins, NovoLog®, Levemir® and NovoLog® Mix 70/30, partly countered by a continued decline in human insulin sales. Currently, 50% of Novo Nordisk’s modern insulin volume in the US is used in the prefilled device FlexPen® compared to 45% in 2011.

Europe
Sales of modern insulins, human insulins and protein-related products in Europe remained unchanged both in Danish kroner and in local currencies. Sales in Europe reflect continued progress for NovoRapid® and Levemir®, partly countered by declining human insulin sales. Sales growth in Europe is negatively impacted by a continued low insulin volume growth, below 3%, and by the implementation of healthcare and pricing reforms in several European markets. The device penetration in Europe remains high with 96% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales of modern insulins, human insulins and protein-related products in International Operations increased by 18% in Danish kroner and by 15% in local currencies. The growth is driven by all three modern insulins and with robust contribution from human insulin. Currently, 58% of Novo Nordisk’s insulin volume in the major private markets is used in devices.

Japan & Korea
Sales of modern insulins, human insulins and protein-related products in Japan & Korea increased by 4% measured in Danish kroner but declined by 6% in local currencies. Sales growth is negatively impacted by a volume decline in the Japanese market and a continuously challenging competitive environment. The device penetration in Japan remains high with 98% of Novo Nordisk’s insulin volume being used in devices, primarily the FlexPen®.

Company announcement No 70 / 2012	Page 4 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

Region China
Sales of modern insulins, human insulins and protein-related products in Region China increased by 29% in Danish kroner and by 15% in local currencies. The sales growth was driven by all three modern insulins, while sales of human insulin only grew modestly. Currently, 97% of Novo Nordisk’s insulin volume in China is used in devices, primarily the durable device NovoPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales increased by 74% in Danish kroner to DKK 6,786 million and by 64% in local currencies, reflecting robust sales performance in all regions. The global roll-out is continuing, with 57 countries having launched Victoza® by the end of September 2012. The most recent countries to launch were Australia, Mauritius and Libya and more than five countries are preparing to launch during the remainder of 2012. Victoza® holds the global market share leadership with a 66% market share in the GLP-1 segment compared to 53% in 2011. The GLP-1 class’ share of the total diabetes care market has increased to 5.6% compared to 4.2% in 2011.

GLP-1 MARKET SHARES	GLP-1 share of total		Victoza® share
(value, MAT)	diabetes care market		of GLP-1 market

	August 2012	August 2011	August 2012	August 2011

Global	5.6%	4.2%	66%	53%
USA	6.7%	5.4%	60%	47%
Europe	6.3%	4.7%	75%	64%
International Operations*	3.0%	0.6%	81%	34%
Japan	2.2%	1.2%	79%	90%
China**	0.4%	0.2%	32%	0%

Source: IMS, August 2012 data. *: Data for 12 selected markets representing approximately 60% of diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America
Sales of Victoza® in North America increased by 75% in Danish kroner and by 60% measured in local currencies. This reflects a continued expansion of the GLP-1 class, which represents 6.7% of the total US diabetes care market compared to 5.4% in 2011. Despite the launch of a competitive product, Victoza® continues to drive the US GLP-1 market expansion and is the GLP-1 market leader with a 60% market share.

Europe
Sales in Europe increased by 55% in Danish kroner and by 54% measured in local currencies. Sales growth is primarily driven by France, Italy, Spain and the UK. In Europe, the GLP-1 class’ share of the total diabetes care market has increased to 6.3% compared to 4.7% in 2011. Victoza® is the GLP-1 market leader with a market share of 75%.

International Operations
Sales in International Operations increased by 195% in Danish kroner and by 206% measured in local currencies. This reflects continued strong performance, driven by Brazil and certain Middle Eastern countries, and a modest comparator in 2011. The GLP-1 class is expanding in International Operations and represents 3.0% of the total diabetes care market compared to 0.6% in 2011. The significant expansion of the GLP-1 class is

Company announcement No 70 / 2012	Page 5 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

primarily driven by a strong uptake in Brazil. Victoza® is the GLP-1 market leader across International Operations, with a market share of 81%.

Japan & Korea
Sales in Japan & Korea increased by 55% in Danish kroner and by 39% measured in local currencies. In Japan, the GLP-1 market is growing and represents 2.2% of the total diabetes care market compared to 1.2% in 2011. Victoza® is the leader in the Japanese GLP-1 class with a market share of 79%.

Region China
Victoza® was launched in China during the fourth quarter of 2011. Early market feedback is positive and hospital listings are developing satisfactorily. The GLP-1 class in China is relatively modest in size, but its share of the total diabetes care market has expanded to 0.4% compared to 0.2% in 2011. Victoza® holds a GLP-1 market share of 32%.

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
Sales of oral antidiabetic products increased by 8% in Danish kroner to DKK 2,088 million and by 1% measured in local currencies. The sales development reflects modest sales growth in all regions except Europe where generic competition is negatively impacting overall sales in several markets.

BIOPHARMACEUTICALS SALES DEVELOPMENT
Sales of biopharmaceutical products increased by 8% measured in Danish kroner to DKK 12,648 million and by 1% measured in local currencies primarily driven by higher sales in the US, partly countered by lower sales in Europe.

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® increased by 5% in Danish kroner to DKK 6,513 million and decreased by 1% in local currencies. The market for NovoSeven® remains negatively impacted by stricter budgetary controls and an increased number of inhibitor patients participating in clinical trials. In local currencies, the sales development reflects a strong performance in Japan countered by lower sales in Europe.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 14% measured in Danish kroner to DKK 4,237 million and by 8% measured in local currencies. The sales growth is primarily driven by North America and International Operations. Novo Nordisk is the second-largest company in the global growth hormone market with a 24% market share measured by volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 3% in Danish kroner to DKK 1,898 million and decreased by 3% measured in local currencies. This development primarily reflects continued sales progress for Vagifem®, partly countered by an impact from generic competition to Activella® in the US and a decline in the total glucagon market for diagnostic purposes in Japan.

DEVELOPMENT IN COSTS
The cost of goods sold grew 9% to DKK 10,312 million, resulting in a gross margin of 81.9% compared to 80.4% in 2011. This development primarily reflects an underlying improvement driven by favourable price development in North America and a positive net

Company announcement No 70 / 2012	Page 6 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

impact from product mix due to increased sales of modern insulins and Victoza®. The gross margin was positively impacted from currencies by around 0.8 percentage point as a result of the appreciation of primarily the US dollar and the Japanese yen versus the Danish krone compared to 2011.

Total non-production-related costs increased by 11% to DKK 25,360 million and by 7% in local currencies.

Sales and distribution costs increased by 13% to DKK 15,352 million and by 7% in local currencies. The cost increase is driven by the expansion of the US sales force and other costs to prepare for the global launch of Tresiba®. Furthermore, costs increased due to sales and marketing investments in selected countries in International Operations as well as the Chinese sales force expansion in mid-2011. Growth in sales and distribution costs is being partly offset by a reversal of provisions for legal disputes.

Research and development costs increased by 12% to DKK 7,687 million and by 9% in local currencies. The cost increase is primarily driven by development costs related to the on-going phase 3 trials for liraglutide in obesity and the phase 3a trials for IDegLira, a fixed-ratio combination of insulin degludec and liraglutide. Within biopharmaceuticals, costs are primarily related to the continued progress of the portfolio of development projects within haemophilia and the phase 2 trial for anti-IL-20, a recombinant human monoclonal antibody, in rheumatoid arthritis.

Administration costs stayed flat at DKK 2,321 million and decreased by 3% in local currencies. The decrease in local currencies reflects items of a non-recurring nature in 2011 and 2012.

Licence fees and other operating income constituted DKK 510 million compared to DKK 349 million in 2011. This development reflects a higher level of recurring royalty income.

NET FINANCIALS
Net financials showed a net expense of DKK 1,543 million compared to a net expense of DKK 179 million in 2011.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged primarily through forward currency contracts. Reflecting the portfolio of foreign currency exchange hedging contracts, the foreign exchange result was an expense of DKK 1,455 million compared to an expense of DKK 109 million in 2011. This development reflects losses on foreign exchange hedging involving especially the US dollar and the Japanese yen due to their appreciation versus Danish kroner compared to the exchange rate level prevailing in 2011.

KEY DEVELOPMENTS IN THE THIRD QUARTER OF 2012
Please refer to appendix 1 for an overview of the quarterly numbers in DKK.

Sales in the third quarter of 2012 increased by 20% to DKK 19,845 million and by 11% in local currencies compared to the same period in 2011. The growth was driven by the three modern insulins and Victoza®. Victoza® sales of DKK 2,503 million in the third quarter of 2012 were primarily driven by the US and Europe. From a geographic perspective, North America and International Operations represented the majority of total sales growth.

Company announcement No 70 / 2012	Page 7 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

The gross margin increased to 82.4% in the third quarter of 2012 compared to 80.3% in the same period last year. The underlying increase was driven by a positive impact from pricing in the US and a favourable product mix development. The reported gross margin was further improved by a positive currency impact of 1.6 percentage points.

In the third quarter of 2012, total non-production-related costs increased by 12% to DKK 8,682 million and by 6% in local currencies compared to the same period last year.

Sales and distribution costs in Danish kroner increased by 12% as reported and by 4% in local currencies in the third quarter of 2012 compared to the same period last year. The cost increase is driven by the expansion of the US sales force and sales and marketing investments in selected countries in International Operations. Growth in sales and distribution costs is being partly offset by a reversal of provisions for legal disputes.

Research and development costs in Danish kroner increased by 16% as reported and by 12% in local currencies in the third quarter of 2012 compared to the same period last year. The development primarily reflects the continued progress of key development projects and the expansion of Novo Nordisk’s global research activities in the US and China.

Administration costs in Danish kroner declined by 3% as reported and by 6% in local currencies in the third quarter of 2012 compared to the same period last year. The decrease in local currencies reflects items of a non-recurring nature in 2011 and 2012.

Reported operating profit increased by 40% in the third quarter of 2012 compared to the same period last year and by 21% in local currencies. This primarily reflects the sales growth, the improvement in gross margin as well as modest growth levels for costs relative to sales.

OUTLOOK 2012
The current expectations for 2012 are summarised in the table below:

Expectations are as reported,	Current expectations	Previous expectations
if not otherwise stated	31 October 2012	9 August 2012

Sales growth
- in local currencies	10-12%	9–12%
- as reported	Around 6 percentage	Around 7 percentage
	points higher	points higher

Operating profit growth
- in local currencies	16-18%	Around 15%
- as reported	Around 11 percentage	Around 12 percentage
	points higher	points higher

Net financials	Expense of around	Expense of around
	DKK 1,700 million	DKK 1,950 million
Effective tax rate	Around 23%	Around 23%
Capital expenditure	Around DKK 3.5 billion	Around DKK 3.5 billion
Depreciation, amortisation	Around DKK 2.9 billion	Around DKK 2.9 billion
and impairment losses
Free cash flow	Around DKK 19 billion	Around DKK 19 billion

Company announcement No 70 / 2012	Page 8 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

Novo Nordisk now expects sales growth in 2012 of 10-12% measured in local currencies. This is based on expectations of continued market penetration of Novo Nordisk’s key products, as well as expectations of continued intense competition and impact from the implementation of healthcare and pricing reforms. Given the current level of exchange rates versus Danish kroner, the reported sales growth is now expected to be around 6 percentage points higher than the growth measured in local currencies.

For 2012, operating profit growth is now expected to be 16-18% measured in local currencies. This reflects a significant increase in costs in the fourth quarter of 2012 driven by launch preparations for Tresiba®, the expanded US sales force as well as sales and marketing investments in China and a selected number of countries in International Operations. Given the current level of exchange rates versus Danish kroner, the reported operating profit growth is now expected to be around 11 percentage points higher than growth measured in local currencies.

For 2012, Novo Nordisk now expects a net financial expense of around DKK 1,700 million. The current expectation primarily reflects losses associated with currency hedging contracts following the appreciation of the US dollar and the Japanese yen versus Danish kroner compared to the exchange rates prevailing in 2011. The expectations for losses related to currency hedging contracts are more than offset by the expected significant positive net impact on reported operating profit from the appreciation of invoicing currencies versus Danish kroner.

The effective tax rate for 2012 is still expected to be around 23%.

Capital expenditure is still expected to be around DKK 3.5 billion in 2012, primarily related to investments in filling capacity and prefilled device production facilities. Expectations for depreciation, amortisation and impairment losses are still expected to be around DKK 2.9 billion. Free cash flow is still expected to be around DKK 19 billion reflecting significant tax payments in the fourth quarter of 2012.

With regard to the financial outlook for 2013, Novo Nordisk expects to provide detailed guidance on expectations in connection with the release of full-year financial results for 2012 on 31 January 2013. At present, the preliminary plans for 2013 indicate high single-digit percentage-point growth in sales and operating profit, both measured in local currencies. The outlook reflects expectations for continued penetration of the portfolio of modern insulins, continued growth for the Victoza® franchise and a positive sales contribution from Tresiba®, primarily in the US, EU and Japan. These sales drivers will be partly countered by the impact from a challenging pricing environment in major markets, generic competition to oral antidiabetic products, intensifying competition within both diabetes care and biopharmaceuticals as well as the macroeconomic conditions in a number of markets in International Operations. In addition, the outlook for operating profit reflects significant costs related to the expected global launch of Tresiba®. At the current exchange rates, reported growth in sales and operating profit is expected to be in line with the growth measured in local currencies.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during the remainder of 2012 and in 2013, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Company announcement No 70 / 2012	Page 9 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)

USD	DKK 875 million	11
JPY	DKK 200 million	12
CNY	DKK 110 million	11*
GBP	DKK 80 million	11

* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

RESEARCH AND DEVELOPMENT UPDATE

Diabetes care: Insulin and GLP-1

Tresiba® and Ryzodeg® regulatory update
The regulatory reviews for Tresiba® (the intended brand name for insulin degludec) and Ryzodeg® (the intended brand name for insulin degludec/insulin aspart) continue to progress. As previously announced, Novo Nordisk has submitted Tresiba® and Ryzodeg® for regulatory review in the US, EU, Japan, Switzerland, Canada, South Africa, India, Australia, Brazil, Mexico and Russia.

In Japan, the Ministry of Health, Labour and Welfare approved Tresiba® for the treatment of diabetes on 28 September. Launch of Tresiba® is expected as soon as price negotiations have been completed. On 18 October, Japan’s Pharmaceuticals and Medical Devices Agency (PMDA) published their assessment report of Tresiba® which is the first extensive review of the data in the New Drug Application (NDA) for Tresiba®.

In Europe, the Committee for Medicinal Products for Human Use (CHMP) under the European Medicines Agency (EMA) adopted positive opinions recommending marketing authorisations for Tresiba® and Ryzodeg® for the treatment of diabetes on 18 October. Novo Nordisk expects to receive final marketing authorisations from the European Commission within approximately two months.

In Mexico, the Federal Commission for the protection against sanitary risk (COFEPRIS) approved Tresiba® and Ryzodeg® for the treatment of diabetes on 25 October. Novo Nordisk expects to launch Tresiba® following pricing and reimbursement negotiations. Ryzodeg® is currently expected to be launched approximately one year after Tresiba®

In the US, the Food and Drug Administration (FDA) has confirmed that the Advisory Committee meeting to discuss the safety and efficacy of the New Drug Applications (NDA) for Tresiba® and Ryzodeg® will take place on 8 November. On 25 October, the FDA disclosed that the focus of discussion at the meeting will be benefits associated with a lower risk of hypoglycaemia and cardiovascular risk profile of the two products.

Company announcement No 70 / 2012	Page 10 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

Annual meeting of the European Association for the study of Diabetes (EASD)
In October, at the annual meeting of the European Association for the study of Diabetes (ESAD) held in Berlin, Germany, Novo Nordisk presented results from the company’s broad diabetes research and development activities. Novo Nordisk had a solid scientific presence with 57 accepted abstracts comprising 12 orals and 45 posters. Key presentations by Novo Nordisk focused on Tresiba® but also included phase 2 data for semaglutide, a once-weekly human GLP-1 (Glucagon-Like Peptide-1) analogue. The phase 2 data, which were previously announced as headline data in April 2009, showed that semaglutide, dose-dependently reduced HbA1c and body weight over 12 weeks, with higher doses being more effective than liraglutide on both parameters. In the phase 2 study, semaglutide demonstrated a good safety and tolerability profile.

A phase 3b trial comparing Victoza® and NovoRapid® as add-on therapy to Tresiba® completed
In September, Novo Nordisk completed a 26-week treat-to-target extension study, NN1250-3643, in patients with type 2 diabetes. The study evaluated the efficacy and safety of adding one daily injection of Victoza® or NovoRapid® to once-daily Tresiba® treatment as well as the durability of Tresiba® plus metformin treatment. Patients in the trial were in their third year of treatment and had previously participated in the NN1250-3579 study and in its subsequent 1 year extension.

In the extension trial, patients whose HbA1c was above 7.0% were randomised to intensification with Victoza® or NovoRapid® with their main meal, respectively. Patients who had an HbA1c below 7.0% continued Tresiba® treatment in combination with metformin in a non-randomised arm.

From a baseline HbA1c of 7.7% in both randomised treatment arms, patients randomised to Victoza® achieved a significantly lower end-of-trial HbA1c of 7.0% compared to 7.3% for patients treated with once-daily NovoRapid® taken with the main meal. Patients treated with Victoza® experienced a significantly lower rate of both overall and nocturnal hypoglycaemia compared to patients treated with NovoRapid®. With regard to body weight, patients treated with Victoza® achieved a weight loss of 2 kg whereas the patients treated with NovoRapid® experienced a weight increase of around 1 kg.

From a baseline HbA1c of 6.4%, patients continuing Tresiba® treatment in combination with metformin in the non-randomised treatment arm experienced a stable HbA1c throughout the treatment period, ending with an HbA1c of 6.5%. Rates of overall and nocturnal hypoglycaemia were low and comparable to those observed in the phase 3a programme for Tresiba®, and the patients experienced no change in body weight during the trial.

In general, safety and tolerability profiles of Tresiba®, Victoza® and NovoRapid® were confirmed.

New oral GLP-1, OG987SC (NN9927), starts phase 1
In October, Novo Nordisk initiated the first phase 1 trial for OG987SC, the fourth oral GLP-1 project brought into clinical development by Novo Nordisk. The phase 1 trial will investigate safety, tolerability, and pharmacokinetics of single doses of OG987SC in healthy volunteers.

Company announcement No 70 / 2012	Page 11 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

Biopharmaceuticals: Haemostasis

NovoThirteen® approved in the EU and Switzerland
During the last two months, both the European Commission and the Swiss Agency for Therapeutic Products, Swissmedic, approved NovoThirteen®, a recombinant factor XIII product. The product was approved for once-monthly prophylactic treatment of congenital FXIII A-subunit deficiency in patients above the age of six years. NovoThirteen® will be the only recombinant treatment option for this rare disease, affecting approximately 900 people worldwide. Novo Nordisk expects to launch NovoThirteen® in the first European countries towards the end of 2012.

Turoctocog alfa (NN7008) regulatory application submitted in the US and in Europe
In October, Novo Nordisk submitted the regulatory application for turoctocog alfa to the European Medicines Agency (EMA) and the US Food and Drug Administration (FDA). Turoctocog alfa is a third-generation recombinant coagulation factor VIII intended for the prevention and treatment of bleeding in people with haemophilia A.

Vatreptacog alfa (NN1713) discontinued following analysis of phase 3 data
In September, Novo Nordisk announced the decision to discontinue the development of vatreptacog alfa, a fast-acting recombinant factor VIIa analogue for haemophilia patients with inhibitors. The decision follows analysis of the data from the phase 3a trial adeptTM 2 where a few patients developed anti-drug antibodies to vatreptacog alfa, one patient with a potentially neutralising effect. None of the antibodies were inhibitory and the patients responded well to treatment during the course of the trial.

New administration system for NovoSeven® approved in Europe
In October, the European Commission granted marketing authorisation for a new administration system for intravenous infusion of NovoSeven®. The administration system improves convenience by reducing the number of dosing steps that patients have to go through. Novo Nordisk expects the first launches in Europe to take place in the beginning of 2013.

Biopharmaceuticals: Inflammation

rFXIII initiates phase 2a in ulcerative colitis (NN8717)
In October, Novo Nordisk initiated a phase 2a trial with rFXIII for the treatment of ulcerative colitis. In the trial, rFXIII will be administered to people with mild to moderate active ulcerative colitis. rFXIII is at present solely approved for congenital FXIII A-subunit deficiency in the EU, Canada and Switzerland.

Phase 2a initiated with anti-IL-21 (NN8828) in rheumatoid arthritis
In September, Novo Nordisk initiated the first phase 2a trial with anti-IL-21 for the treatment of rheumatoid arthritis. The trial will evaluate the effect of anti-IL-21 compared to placebo in patients with active rheumatoid arthritis on a background of methotrexate therapy.

Phase 1 initiated with anti-IL-21 (NN8828) in systemic lupus erythematosus
In October, Novo Nordisk initiated the first phase 1 trial with anti-IL-21 for the treatment of systemic lupus erythematosus. The trial will evaluate the safety and tolerability of anti-IL-21 in patients with systemic lupus erythematosus.

Company announcement No 70 / 2012	Page 12 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

SUSTAINABILITY UPDATE

Development in number of employees
The number of full-time employees was 33,501 as of 30 September 2012 compared to 32,016 of 30 September 2011. New hiring was led by expansion in the US, countries in the International Operations region and within Research & Development.

HERO initiative strengthens market proposition in haemophilia
During the third quarter, Novo Nordisk announced the first results from the HERO study (Haemophilia Experiences, Results and Opportunities), the largest, multi-country study aiming to improve the understanding of life with haemophilia, seen from the perspective of people with haemophilia, their families and their healthcare providers.

The study comprised responses from questionnaires with 1,236 persons with haemophilia and their parents from 10 countries. The study revealed an unmet need for psychological and psychiatric services to help people with haemophilia address daily challenges related to employment, forming adult relationships, and dependency on others as well as insufficient knowledge among professional caretakers and school teachers of how to help care for a child with haemophilia.

HERO is an initiative under the Changing Possibilities in Haemophilia® programme and represents Novo Nordisk’s commitment to mitigate the social and economic consequences of haemophilia and rare bleeding disorders. This is an integrated part of Novo Nordisk’s strategic objective to achieve leadership in haemophilia by improving the efficacy of prevention and treatment of bleeding episodes for all patients with haemophilia and rare bleeding disorders.

EQUITY
Total equity was DKK 35,660 million at the end of the first nine months of 2012, equivalent to 53.5% of total assets, compared to 57.1% at the end of the first nine months of 2011. The development in equity ratio is primarily driven by the increased dividend payments and the ongoing share repurchase programme – lowering retained earnings – while the liabilities grow in line with operations. Please refer to appendix 5 for further elaboration of changes in equity.

Treasury shares and 2012 share repurchase programme
On 9 August 2012, Novo Nordisk announced a DKK 2.0 billion share repurchase programme as part of the overall DKK 12 billion programme to be executed during a 12-month period starting 2 February 2012. The purpose of the programme is to reduce the company’s share capital. Under the programme announced 9 August, Novo Nordisk has repurchased B shares for an amount of DKK 2.0 billion in the period from 9 August 2012 to 29 October 2012 when the programme was concluded. As of 29 October 2012, Novo Nordisk has repurchased 12,513,460 shares corresponding to a total value of DKK 10.5 billion under the DKK 12 billion programme.

As per 29 October 2012, Novo Nordisk A/S and its wholly-owned affiliates owned 17,189,296 of its own B shares, corresponding to 3.1% of the total share capital.

Share repurchases under the overall DKK 12 billion programme will be resumed shortly.

Company announcement No 70 / 2012	Page 13 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

LEGAL UPDATE
As of 26 October 2012, Novo Nordisk Inc., along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 41 individuals who allege use of a Novo Nordisk hormone therapy product. The products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). In addition, 50 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Pfizer Inc. has publicly announced the settlement of many of its hormone therapy cases. The reduction in pending cases is the result of Pfizer Inc. settling several cases that also involve Novo Nordisk’s products. Currently, Novo Nordisk does not have any trials scheduled in 2012. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

FINANCIAL CALENDAR
31 January 2013	Financial statement for 2012
4 February 2013	PDF version of the Annual Report 2012
5 February 2013	Deadline for the company’s receipt of shareholder proposals for the
Annual General Meeting 2013
22 February 2013	Printed version of the Annual Report 2012
20 March 2013	Annual General Meeting 2013
1 May 2013	Financial statement for the first three months of 2013
8 August 2013	Financial statement for the first six months of 2013
31 October 2013	Financial statement for the first nine months of 2013

CONFERENCE CALL DETAILS
At 13.00 CET today, corresponding to 8.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’ (http://www.novonordisk.com/investors/download-centre/default.asp). Presentation material for the conference call will be available approximately one hour prior to the start of the conference call on the same page.

FORWARD-LOOKING STATEMENTS
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2011 and Form 20-F, both filed with the SEC in February 2012, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

–	statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
–	statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials
–	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
–	statements of the assumptions underlying or relating to such statements.

Company announcement No 70 / 2012	Page 14 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

In this document, examples of forward-looking statements can be found under the headings ‘Outlook 2012’, ‘Research and development update’, ‘Equity’ and ‘Legal update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risk Management’ on pp 22-24 of the Annual Report 2011 available on the company’s website novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Company announcement No 70 / 2012	Page 15 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

MANAGEMENT STATEMENT
The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first nine months of 2012. The financial report has not been audited or reviewed by the company’s independent auditors.

The consolidated financial statements for the first nine months of 2012 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as applied in the Annual Report 2011 of Novo Nordisk. Furthermore, the financial report, including the consolidated financial statements for the first nine months of 2012 and management’s review, has been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the consolidated financial statements for the first nine months of 2012 is adequate. Furthermore, in our opinion, management's review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 31 October 2012

Executive Management:
Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen
COS	COO	CSO

Board of Directors:
Sten Scheibye	Göran Ando	Bruno Angelici
Chairman	Vice chairman

Henrik Gürtler	Ulrik Hjulmand-Lassen	Thomas Paul Koestler

Anne Marie Kverneland	Kurt Anker Nielsen	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk	Liz Hewitt

Company announcement No 70 / 2012	Page 16 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

CONTACTS FOR FURTHER INFORMATION
Media:
Mike Rulis	+	45 4442 3573	mike@novonordisk.com
Ken Inchausti (US)	+	1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+	45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+	45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+	45 3075 3479	lbpj@novonordisk.com
Jannick Lindegaard (US)	+	1 609 786 4575	jlis@novonordisk.com

Further information about Novo Nordisk is available on the company’s website novonordisk.com

Company announcement No 70 / 2012	Page 17 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

APPENDIX 1:
QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding).
								% change
	2012			2011				Q3 2012 vs
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2011

Sales	19,845	19,468	17,751	18,120	16,532	16,001	15,693	20%
Gross profit	16,360	16,044	14,348	14,998	13,281	12,902	12,576	23%
Gross margin	82.4%	82.4%	80.8%	82.8%	80.3%	80.6%	80.1%
Sales and distribution costs	5,299	5,203	4,850	5,387	4,724	4,633	4,260	12%
Percentage of sales	26.7%	26.7%	27.3%	29.7%	28.6%	29.0%	27.1%
Research and development costs	2,617	2,563	2,507	2,752	2,263	2,323	2,290	16%
Percentage of sales	13.2%	13.2%	14.1%	15.2%	13.7%	14.5%	14.6%
Administrative expenses	766	779	776	923	788	778	756	(3%)
Percentage of sales	3.9%	4.0%	4.4%	5.1%	4.8%	4.9%	4.8%
Licence fees and other operating income (net)	186	154	170	145	104	97	148	79%
Operating profit	7,864	7,653	6,385	6,081	5,610	5,265	5,418	40%
Operating margin	39.6%	39.3%	36.0%	33.6%	33.9%	32.9%	34.5%
Share of profit/(loss) in associated companies	-	-	-	(4)	-	-	-	N/A
Financial income	(85)	146	47	6	154	270	84	(155%)
Financial expenses	420	856	375	272	308	167	212	36%
Net financials	(505)	(710)	(328)	(270)	(154)	103	(128)	228%
Profit before income taxes	7,359	6,943	6,057	5,811	5,456	5,368	5,290	35%
Net profit	5,667	5,346	4,664	4,689	4,201	4,134	4,073	35%
Depreciation, amortisation and impairment losses	644	656	638	692	615	825	605	5%
Capital expenditure	942	855	516	1,182	645	627	549	46%
Net cash generated from operating activities	7,962	5,823	6,915	3,981	7,754	4,531	5,108	3%
Free cash flow	6,926	4,945	6,366	2,751	7,066	3,792	4,503	(2%)
Total assets	66,620	60,978	61,210	64,698	62,013	61,528	59,001	7%
Total equity	35,660	31,334	32,358	37,448	35,428	36,966	34,768	1%
Equity ratio	53.5%	51.4%	52.9%	57.9%	57.1%	60.1%	58.9%
Full-time employees at the end of the period	33,501	32,819	32,252	32,136	32,016	31,549	30,867	5%
Basic earnings per share/ADR (in DKK)	10.40	9.72	8.38	8.40	7.45	7.26	7.13	40%
Diluted earnings per share/ADR (in DKK)	10.33	9.67	8.32	8.33	7.39	7.21	7.06	40%
Average number of shares outstanding (million)	544.6	549.1	556.7	557.6	563.5	569.1	571.6	(3%)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	547.8	552.4	560.5	561.9	568.1	573.8	576.7	(4%)
Sales by business segment:
Modern insulins (insulin analogues)	8,879	8,613	7,867	7,856	7,232	6,972	6,705	23%
Human insulins	2,794	2,781	2,718	2,790	2,698	2,642	2,655	4%
Protein-related products	644	621	625	569	574	527	639	12%
Victoza®	2,503	2,293	1,990	2,096	1,547	1,250	1,098	62%
Oral antidiabetic products (OAD)	719	653	716	649	562	653	711	28%
Diabetes care total	15,539	14,961	13,916	13,960	12,613	12,044	11,808	23%
NovoSeven®	2,153	2,451	1,909	2,131	2,044	2,140	2,032	5%
Norditropin®	1,451	1,440	1,346	1,340	1,275	1,180	1,252	14%
Hormone replacement therapy	600	530	500	548	501	513	492	20%
Other products	102	86	80	141	99	124	109	3%
Biopharmaceuticals total	4,306	4,507	3,835	4,160	3,919	3,957	3,885	10%
Sales by geographic segment:
North America	8,981	8,356	7,324	7,582	6,804	6,165	6,035	32%
Europe	4,793	5,081	4,596	4,998	4,728	4,847	4,595	1%
International Operations	2,695	2,757	2,734	2,463	2,286	2,415	2,203	18%
Region China	1,666	1,550	1,612	1,300	1,175	1,151	1,376	42%
Japan & Korea	1,710	1,724	1,485	1,777	1,539	1,423	1,484	11%
Segment operating profit:
Diabetes care	5,768	5,270	4,638	4,419	3,636	3,415	3,115	59%
Biopharmaceuticals	2,096	2,383	1,747	1,662	1,974	1,850	2,303	6%

Company announcement No 70 / 2012	Page 18 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

APPENDIX 2:
INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

	9M	9M	Q3	Q3
DKK million	2012	2011	2012	2011

Income statement

Sales	57,064	48,226	19,845	16,532
Cost of goods sold	10,312	9,467	3,485	3,251

Gross profit	46,752	38,759	16,360	13,281

Sales and distribution costs	15,352	13,617	5,299	4,724
Research and development costs	7,687	6,876	2,617	2,263
Administrative expenses	2,321	2,322	766	788
Licence fees and other operating income (net)	510	349	186	104

Operating profit	21,902	16,293	7,864	5,610

Financial income	108	508	(85)	154
Financial expenses	1,651	687	420	308

Profit before income taxes	20,359	16,114	7,359	5,456

Income taxes	4,682	3,706	1,692	1,255

Net profit	15,677	12,408	5,667	4,201

Basic earnings per share (DKK)	28.50	21.84	10.40	7.45
Diluted earnings per share (DKK)	28.32	21.66	10.33	7.39

Segment Information

Segment sales:
Diabetes care	44,416	36,465	15,539	12,613
Biopharmaceuticals	12,648	11,761	4,306	3,919

Segment operating profit:
Diabetes care	15,676	10,166	5,768	3,636
Operating margin	35.3%	27.9%	37.1%	28.8%
Biopharmaceuticals	6,226	6,127	2,096	1,974
Operating margin	49.2%	52.1%	48.7%	50.4%

Total segment operating profit	21,902	16,293	7,864	5,610

Statement of comprehensive income
Net profit for the period	15,677	12,408	5,667	4,201
Other comprehensive income:
Realisation of previously deferred (gains)/losses on cash flow hedges to
income statement	1,090	599	252	103
Deferred gains/(losses) on cash flow hedges arising during the period	34	(483)	562	(1,379)
Exchange rate adjustments of investments in subsidiaries	(137)	(343)	(28)	(131)
Deferred gains/(losses) on equity investments	26	11	3	8
Other	(3)	(8)	2	49
Tax on other comprehensive income, income/(expense)	(282)	(58)	(231)	406

Other comprehensive income for the period, net of tax	728	(282)	560	(944)

Total comprehensive income for the period	16,405	12,126	6,227	3,257

Company announcement No 70 / 2012	Page 19 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

APPENDIX 3:
BALANCE SHEET

DKK million	30 Sep 2012	31 Dec 2011

ASSETS

Intangible assets	1,472	1,489
Property, plant and equipment	21,323	20,931
Investments in associated companies	41	39
Deferred income tax assets	2,669	2,414
Other financial assets	220	234

Total non-current assets	25,725	25,107

Inventories	9,414	9,433
Trade receivables	9,691	9,349
Tax receivables	1,227	883
Other receivables and prepayments	2,913	2,376
Marketable securities	4,063	4,094
Derivative financial instruments	105	48
Cash at bank and in hand	13,482	13,408

Total current assets	40,895	39,591

Total assets	66,620	64,698

EQUITY AND LIABILITIES

Share capital	560	580
Treasury shares	(16)	(24)
Retained earnings	34,607	37,111
Other reserves	509	(219)

Total equity	35,660	37,448

Loans	503	502
Deferred income tax liabilities	1,824	3,206
Retirement benefit obligations	481	439
Provisions	1,926	2,324

Total non-current liabilities	4,734	6,471

Current debt	588	351
Trade payables	2,689	3,291
Tax payables	5,359	1,171
Other liabilities	9,130	8,534
Derivative financial instruments	601	1,492
Provisions	7,859	5,940

Total current liabilities	26,226	20,779

Total liabilities	30,960	27,250

Total equity and liabilities	66,620	64,698

Company announcement No 70 / 2012	Page 20 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

APPENDIX 4:
STATEMENT OF CASH FLOWS

DKK million	9M 2012	9M 2011

Net profit	15,677	12,408

Adjustment for non-cash items	9,019	7,021
Change in working capital	(666)	(195)
Interest received	192	211
Interest paid	(32)	(31)
Income taxes paid	(3,490)	(2,021)

Net cash generated from operating activities	20,700	17,393

Purchase of intangible assets and other financial assets	(150)	(211)
Proceeds from sale of property, plant and equipment	17	8
Purchase of property, plant and equipment	(2,330)	(1,829)
Net change in marketable securities	10	1,105

Net cash used in investing activities	(2,453)	(927)

Purchase of treasury shares, net	(10,690)	(8,143)
Dividends paid	(7,742)	(5,700)

Net cash used in financing activities	(18,432)	(13,843)

Net cash generated from activities	(185)	2,623

Cash and cash equivalents at the beginning of the period	13,057	11,960
Exchange gain/(loss) on cash and cash equivalents	23	(27)

Cash and cash equivalents at the end of the period	12,895	14,556

Additional information:
Cash and cash equivalents at the end of the period	12,895	14,556
Marketable securities at the end of the period	4,063	2,835
Undrawn committed credit facilities	4,846	4,465

Financial resources at the end of the period	21,804	21,856

Net cash generated from operating activities	20,700	17,393
Net cash used in investing activities	(2,453)	(927)
Net change in marketable securities	(10)	(1,105)

Free cash flow	18,237	15,361

Company announcement No 70 / 2012	Page 21 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

APPENDIX 5:
STATEMENT OF CHANGES IN EQUITY

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust ments	Deferred gain/ loss on cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

9M 2012
Balance at the beginning of the period	580	(24)	37,111	398	(1,184)	567	(219)	37,448
Profit for the period			15,677					15,677
Other comprehensive income for the period, net of tax				(137)	1,124	(259)	728	728

Total comprehensive income for the period	580	(24)	52,788	261	(60)	308	509	53,853

Transactions with owners, recognised directly in equity:
Dividends			(7,742)					(7,742)
Share-based payment			239					239
Reduction of the B share capital	(20)	20						-
Purchase of treasury shares		(13)	(10,774)					(10,787)
Sale of treasury shares		1	96					97

Balance at the end of the period	560	(16)	34,607	261	(60)	308	509	35,660

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust ments	Deferred gain/ loss on cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

9M 2011
Balance at the beginning of the period	600	(28)	36,097	571	(672)	397	296	36,965
Profit for the period			12,408					12,408
Other comprehensive income for the period, net of tax				(343)	116	(55)	(282)	(282)

Total comprehensive income for the period	600	(28)	48,505	228	(556)	342	14	49,091

Transactions with owners, recognised directly in equity:
Dividends			(5,700)					(5,700)
Share-based payment			180					180
Reduction of the B share capital	(20)	20						-
Purchase of treasury shares		(14)	(8,193)					(8,207)
Sale of treasury shares		1	63					64

Balance at the end of the period	580	(21)	34,855	228	(556)	342	14	35,428

Company announcement No 70 / 2012	Page 22 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

APPENDIX 6:
QUARTERLY NUMBERS IN EUR / SUPPLEMENTARY INFORMATION

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding). Key figures are translated into EUR as supplementary information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items.
The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

								% change
	2012			2011				Q3 2012 vs
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2011

Sales	2,665	2,618	2,388	2,435	2,219	2,146	2,105	20%
Gross profit	2,198	2,157	1,930	2,015	1,783	1,730	1,687	23%
Gross margin	82.4%	82.4%	80.8%	82.8%	80.3%	80.6%	80.1%
Sales and distribution costs	713	699	653	722	636	620	572	12%
Percentage of sales	26.7%	26.7%	27.3%	29.7%	28.6%	29.0%	27.1%
Research and development costs	351	345	337	370	303	312	307	16%
Percentage of sales	13.2%	13.2%	14.1%	15.2%	13.7%	14.5%	14.6%
Administrative expenses	103	105	104	125	105	105	101	(3%	)
Percentage of sales	3.9%	4.0%	4.4%	5.1%	4.8%	4.9%	4.8%
Licence fees and other operating income (net)	25	21	23	19	14	13	20	79%
Operating profit	1,056	1,029	859	817	753	706	727	40%
Operating margin	39.6%	39.3%	36.0%	33.6%	33.9%	32.9%	34.5%
Share of profit/(loss) in associated companies	-	-	-	(1)	-	-	-	N/A
Financial income	(11)	20	6	1	21	36	11	(155%)
Financial expenses	56	116	50	36	41	23	28	36%
Net financials	(67)	(96)	(44)	(36)	(20)	13	(17)	228%
Profit before income taxes	989	933	815	781	733	719	710	35%
Net profit	761	719	627	630	564	555	546	35%
Depreciation, amortisation and impairment losses	87	88	86	93	82	111	81	5%
Capital expenditure	127	115	69	159	86	84	74	46%
Net cash generated from operating activities	1,070	783	930	536	1,040	608	685	3%
Free cash flow	931	665	856	370	948	509	604	(2%)
Total assets	8,936	8,203	8,227	8,703	8,333	8,249	7,912	7%
Total equity	4,783	4,215	4,349	5,037	4,761	4,956	4,663	1%
Equity ratio	53.5%	51.4%	52.9%	57.9%	57.1%	60.1%	58.9%
Full-time employees at the end of the period	33,501	32,819	32,252	32,136	32,016	31,549	30,867	5%
Basic earnings per share/ADR (in EUR)	1.40	1.30	1.13	1.13	1.00	0.97	0.96	40%
Diluted earnings per share/ADR (in EUR)	1.39	1.30	1.12	1.12	1.00	0.96	0.95	40%
Average number of shares outstanding (million)	544.6	549.1	556.7	557.6	563.5	569.1	571.6	(3%)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	547.8	552.4	560.5	561.9	568.1	573.8	576.7	(4%)
Sales by business segment:
Modern insulins (insulin analogues)	1,192	1,158	1,058	1,056	971	935	899	23%
Human insulins	375	374	366	375	363	354	356	4%
Protein-related products	86	84	84	77	77	70	86	12%
Victoza®	336	308	268	281	208	168	147	62%
Oral antidiabetic products (OAD)	97	88	96	88	75	88	95	28%
Diabetes care total	2,086	2,012	1,872	1,877	1,694	1,615	1,583	23%
NovoSeven®	290	329	257	286	274	287	273	5%
Norditropin®	195	194	181	180	171	158	168	14%
Hormone replacement therapy	80	72	67	74	67	69	66	20%
Other products	14	11	11	18	13	17	15	3%
Biopharmaceuticals total	579	606	516	558	525	531	522	10%
Sales by geographic segment:
North America	1,208	1,123	985	1,019	914	827	809	32%
Europe	643	684	618	672	634	651	616	1%
International Operations	361	371	368	331	307	323	296	18%
Region China	224	208	217	174	158	154	185	42%
Japan & Korea	229	232	200	239	206	191	199	11%
Segment operating profit:
Diabetes care	774	709	624	594	488	458	418	59%
Biopharmaceuticals	282	320	235	223	265	248	309	6%

Company announcement No 70 / 2012	Page 23 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

APPENDIX 7:
KEY CURRENCIES ASSUMPTIONS / SUPPLEMENTARY INFORMATION

DKK per 100	2011 average	YTD 2012 average exchange	Current exchange rate
	exchange rates	rates as of 26 October 2012	as of 26 October 2012

USD	536	580	578
JPY	6.73	7.32	7.23
CNY	83	92	92
GBP	859	917	931

Company announcement No 70 / 2012	Page 24 of 24
Financial report for the period 1 January 2012 to 30 September 2012

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: OCTOBER 31, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer